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MILBERG WEISS BERSHAD HYNES & LERACH LLP
One Pennsylvania Plaza, New York, NY 10119-0165                   San Diego
(212) 594-5300  Fax: (212) 868-1229                               San Francisco
                                                                  Los Angeles
www.milberg.com                                                   Boca Raton
                                                                  Seattle








                                                              January 22, 2002

VIA EDGAR
---------

Hugh Fuller, Esq.
Securities and Exchange Commission
450 Fifth Street, N.W.
Stop 4-6
Washington, D.C.  20549

                  Re: Globix Corporation
                      Registration Statement on Form S-3
                      File No. 333-68440
                      ------------------

Dear Mr. Fuller:

     Reference is made to the Registration Statement on Form S-3, File No. 333-68440 (the "Registration Statement"), filed on August 27, 2001 by Globix Corporation (the "Company") which has not been declared effective as of the date hereof.

     In light of changes in the Company since the filing of the Registration Statement and the Company's proposed financial restructuring as reported in the Company's Current Report on Form 8-K filed on January 14, 2002, as counsel to the Company, and on behalf of the Company, we hereby request that the Registration Statement be withdrawn.

     Please call the undersigned at (212) 594-5300 if you have any questions or comments.

                                           Very truly yours,

                                           MILBERG WEISS BERSHAD
                                             HYNES & LERACH LLP


                                           By: /s/ Arnold N. Bressler
                                               -------------------------------
                                                   Arnold N. Bressler
                                                   A Member of the Firm

cc: Globix Corporation